SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 December, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Share Repurchase Programme dated 02 December 2014
Exhibit 1.2	Director/PDMR Shareholding dated 03 December 2014
Exhibit 1.3	Transaction in own shares dated 03 December 2014
Exhibit 1.4	Transaction in own shares dated 04 December 2014
Exhibit 1.5	Transaction in own shares dated 05 December 2014
Exhibit 1.6	Transaction in own shares dated 08 December 2014
Exhibit 1.7	Transaction in own shares dated 09 December 2014
Exhibit 1.8	Transaction in own shares dated 10 December 2014
Exhibit 1.9	Director/PDMR Shareholding dated 10 December 2014
Exhibit 1.10	Transaction in own shares dated 11 December 2014
Exhibit 1.11	Director/PDMR Shareholding dated 11 December 2014
Exhibit 1.12	Transaction in own shares dated 12 December 2014
Exhibit 1.13	Director/PDMR Shareholding dated 12 December 2014
Exhibit 1.14	Transaction in own shares dated 15 December 2014
Exhibit 1.15	Transaction in own shares dated 16 December 2014
Exhibit 1.16	Transaction in own shares dated 17 December 2014
Exhibit 1.17	Transaction in own shares dated 18 December 2014
Exhibit 1.18	Transaction in own shares dated 19 December 2014
Exhibit 1.19	Transaction in own shares dated 22 December 2014
Exhibit 1.20	Director/PDMR Shareholding dated 22 December 2014
Exhibit 1.21	Director/PDMR Shareholding dated 30 December 2014
Exhibit 1.22	Directorate Change dated 31 December 2014

Exhibit 1.1

BP p.l.c. - Share Repurchase Programme
BP p.l.c. - 2 December 2014

BP p.l.c. Share Repurchases

BP p.l.c. (the "Company") announces it has today entered into a repurchase mandate agreement with an independent third party following the expiry of the repurchase mandate agreement previously entered into and announced in respect of the period of 29 October 2014 to 7 November 2014.

Under the repurchase mandate agreement entered into today, the independent third party will manage the share repurchases for the period of 2 December 2014 to 19 December 2014.

The independent third party will make its trading decision in relation to the purchase of the Company's securities independently of, and uninfluenced by the Company. On purchase, the Company's shares will be cancelled.

The purpose of the share repurchases is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2014 Annual General Meeting and Chapter 12 of the Listing Rules.

Further enquiries:
Jessica Mitchell +44 (0)20 7496 4962

Exhibit 1.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 3 December 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 3 December 2014 by Mr H Schuster, a person discharging managerial responsibility in BP p.l.c., that on 3 December 2014 he sold 10,000 BP ordinary shares (ISIN number GB0007980591) at £4.364 per share.
This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 December 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	2 December 2014
Number of ordinary shares purchased	1,475,000
Highest price paid per share (pence)	437.35
Lowest price paid per share (pence)	422.55

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 December 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	03 December 2014
Number of ordinary shares purchased	1,460,000
Highest price paid per share (pence)	439.70
Lowest price paid per share (pence)	429.75

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 December 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	04 December 2014
Number of ordinary shares purchased	1,475,000
Highest price paid per share (pence)	437.70
Lowest price paid per share (pence)	424.70
This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8 December 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	05 December 2014
Number of ordinary shares purchased	1,486,000
Highest price paid per share (pence)	429.30
Lowest price paid per share (pence)	422.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 December 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	08 December 2014
Number of ordinary shares purchased	1,524,000
Highest price paid per share (pence)	424.45
Lowest price paid per share (pence)	415.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 December 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	09 December 2014
Number of ordinary shares purchased	1,558,000
Highest price paid per share (pence)	414.00
Lowest price paid per share (pence)	405.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.9

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 December 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised that on 10 December 2014 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.0595 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn          78 shares
Dr B. Gilvary          78 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy         75 shares
Mr B. Looney       78 shares
Mr D. Sanyal        78 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.10

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 December 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	10 December 2014
Number of ordinary shares purchased	1,575,000
Highest price paid per share (pence)	408.00
Lowest price paid per share (pence)	398.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.11

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 December 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was informed on 10 December 2014, that on 9 December 2014 Mr D. Sanyal (a person discharging managerial responsibility in BP p.l.c.) received an award of restricted share units under the BP Restricted Share Plan equivalent to 80,150 ordinary shares (ISIN number GB0007980591). The award will vest on 6 November 2017.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.12

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 December 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	11 December 2014
Number of ordinary shares purchased	1,581,000
Highest price paid per share (pence)	407.15
Lowest price paid per share (pence)	398.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.13

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 12 December 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was informed on 10 December 2014, that on 9 December 2014 Mr D. Sanyal (a person discharging managerial responsibility in BP p.l.c.) received an award of restricted share units under the BP Restricted Share Plan equivalent to 80,150 ordinary shares (ISIN number GB0007980591). The award will vest on 6 November 2019.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.14

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 December 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	12 December 2014
Number of ordinary shares purchased	1,628,000
Highest price paid per share (pence)	399.15
Lowest price paid per share (pence)	385.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.15

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 16 December 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	15 December 2014
Number of ordinary shares purchased	1,665,000
Highest price paid per share (pence)	392.55
Lowest price paid per share (pence)	373.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.16

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 17 December 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	16 December 2014
Number of ordinary shares purchased	1,697,000
Highest price paid per share (pence)	383.95
Lowest price paid per share (pence)	364.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.17

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 18 December 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	17 December 2014
Number of ordinary shares purchased	1,625,000
Highest price paid per share (pence)	397.60
Lowest price paid per share (pence)	377.90

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.18

BP p.l.c  -  Transaction in Own Shares
BP p.l.c. -  19 December 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	18 December 2014
Number of ordinary shares purchased	1,578,000
Highest price paid per share (pence)	406.80
Lowest price paid per share (pence)	397.45

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.19

BP p.l.c  - Transaction in Own Shares
BP p.l.c. - 22 December 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	19 December 2014
Number of ordinary shares purchased	422,002
Highest price paid per share (pence)	408.00
Lowest price paid per share (pence)	402.55

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.20

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 22 December 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 19 December 2014 BP p.l.c. was advised that the following individuals acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $6.946 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	244
Mr D Sanyal	Senior executive (a person discharging managerial responsibility)	467
Mrs C. F. Shorten Conn	Connected person of Mr I. C. Conn, a Director of BP p.l.c.	542

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.21

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 30 December 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 29 December 2014 that on 19 December 2014 the following Director and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at £4.082788 per share, through participation in the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr I. C. Conn	6030
Mr R. Bondy	9093
Mr M.T Erginbilgic	1633
Mr B. Looney	959
Dr H. Schuster	2721
Mr D. Sanyal	6134

BP p.l.c. was also advised on 29 December 2014 that on 19 December 2014 the following Director and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name £4.130 per share, through participation in the BP Scrip Dividend Programme.

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr I.C. Conn	209	N/A	N/A
Mr R. Bondy	90	N/A	N/A
Mr M.T Erginbilgic	N/A	N/A	31
Mr B. Looney	89	N/A	N/A
Mr D. Sanyal	196	15	N/A
Dr H. Schuster	N/A	N/A	21

BP p.l.c. was also advised on 29 December 2014 that on 19 December 2014 the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at £4.150650 per share, through the BP Scrip Dividend Programme.

Deferred Annual Bonus Plan
Mr R. Bondy	1278
Mr M.T Erginbilgic	742
Dr B. Gilvary	1278
Mr B. Looney	871
Mr D. Sanyal	579
Dr H. Schuster	758

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.22

BP p.l.c. - Directorate Change
BP p.l.c. - 31 December 2014

BP p.l.c.
Notification of changes of Directors' details

BP p.l.c. announces that Iain Conn, an Executive Director of BP p.l.c. has stepped down as an Executive Director of BP p.l.c. on 31 December 2014. Information on the terms of Iain Conn's departure can be seen at:
http://www.bp.com/content/dam/bp/pdf/Press/iain_conn_employment_and_remuneration.pdf

BP p.l.c. announces that Paul Anderson, a Non-Executive Director of BP p.l.c. has advised that he stepped down as a Non-Executive Director of BAE Systems p.l.c. on 31 December 2014.

This notice is given in fulfilment of the obligations under paragraphs 9.6.12R and 9.6.14R of the Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 January 2015
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary